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                                    EXHIBIT

July 8, 1998

Mr. Thomas B. Winmill, Co-President
Bull & Bear U. S. Government Securities Fund, Inc.
11 Hanover Square
New York,  New York   10005

         Re:  Bull & Bear U.S. Government Bond Fund, Inc.
              Shareholder Proposal

Dear Mr. Winmill:

Karpus Management, Inc. d/b/a Karpus Investment Management (KIM), is the beneficial owner of 74,850 shares of the Bull & Bear U.S. Government Securities Fund, Inc. (the Fund) for at least one year or more. We have been the beneficial owner of the shares valued of more than $2,000 for more than one year and expect to continue ownership through the date of the Fund's next shareholder meeting. KIM's first purchase of shares began on December 3, 1996. All such purchases have been made in the open market.

Pursuant to Rule 14a-8 (b) (2) (ii) of the Securities Exchange Act of 1934, we
(KIM) are hereby submitting the following proposal and supporting statement for inclusion in proxy material at the next meeting of shareholders. Attached is our schedule 13D as electronically filed with the Securities and Exchange Commission.

                                   PROPOSAL

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Karpus Investment Management proposes: The investment advisory contract between Bull & Bear Advisors, Inc. and Bull & Bear U.S. Government Securities Fund, Inc. be terminated at the next meeting of shareholders due to sub-par performance and uncontrolled expenses and Karpus Management Inc., d/b/a Karpus Investment Management, Inc. be hired as the replacement investment advisor to the Fund. KIM will reduce investment management fees by 5% from the Fund's current schedule.

                             SUPPORTING STATEMENT

October 1996, management of BBG suggested the Fund format be changed from open end to closed end which was approved by shareholder vote. KIM believes this was detrimental to shareholder value.

September 1997, management recommended changing the fund from a conservative bond fund to a balanced fund. KIM protested this change based on the belief that the discount to NAV could possibly widen further. Management withdrew this proposal. July , 1998 management has called a special meeting to revisit this proposal. KIM has voiced strong opposition to the Fund once again.

KIM believes the Fund has generated inadequate investment returns for shareholders. From October 4, 1996 through June 30, 1998 the annualized return of the Fund equaled 0.0462% ( including dividends being re-invested). The simple price appreciation is an annual equivalent of - 11.0169 %. During the same time period the Merrill Lynch 1-10 year U.S. Treasury Index generated a 7.33% annualized return.

BBG adopted a 8% dividend policy, with 2% paid out quarterly to shareholders. They have stated this will be paid out from interest, capital gains, and if this is not adequate to comprise 2% per quarter, the balance will be return of capital. KIM believes this policy will further deplete future shareholder net asset value.

The Fund's management is not holding expenses at reasonable levels. Expenses for the six month period ending December 31, 1997 were $245,504, compared to $239,566 for the FULL fiscal year ending June 30, 1997. More than 50% of the interest income for the six month period ending December 31, 1997 was dedicated to expenses. It is KIM's opinion, a shareholder owning 1,000 Fund shares, has paid $ 331.91 worth of expenses for this period. (Based on 739,664 shares outstanding) High expenses are depriving investors of additional investment return.

KIM, located in Pittsford, New York ( suburb of Rochester), is well regarded for it's expertise in the fixed income market. With over $300,000,000 under management as of April 1, 1998, KIM is ranked among the "World's Best Money Mangers" by Nelson's in 8 fixed income categories for the period ending December 31,1997. KIM is also ranked by Mobius in the top quartile of all fixed income managers for the quarter, year, 3 year, 5 year, and 10 year period ending December 31, 1997. KIM is dedicated to controlling

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costs, improving investment returns, and being responsive to the shareholders.
KIM has managed only separate accounts, not mutual funds, however, presently manages five accounts larger than the Fund.

KIM proposes, if elected as the Investment Manager for the Fund, to reduce management fees by 5% from the fees presently charged by Bull & Bear Advisors, Inc. This step should slightly increase returns for shareholders.

As the largest shareholder of the Fund, KIM will dedicate its efforts to reducing expenses, improving investment returns, lowering management fees, and being responsive to shareholders of the Fund. KIM will initiate activities to attempt to close the discount to net asset value of the Fund, that should increase shareholder value.

                                END OF PROPOSAL

This notice serves as our official proposal which should be included in any filings that Bull & Bear U.S. Government Securities Fund, Inc. submits to the Securities and Exchange Commission, along with being included in any proxy materials.

Sincerely,


George W. Karpus
President